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SCHEDULE 13G

Under the Securities Exchange Act of 1934

CS China Acquisition Corp.
(Name of Issuer)

Units, each consisting of one ordinary share, par value $0.0001 per share, and two warrants to purchase one ordinary share
(Title of Class of Securities)

G25783120
(CUSIP Number)

August 12, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

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CUSIP No. G25783120

1	Name of Reporting Person. I.R.S. Identification No. of Above Persons (Entities Only).

	Craig Samuels
2
	(a) ☐
	(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

	United States of America
	5	Sole Voting Power

NUMBER OF		550,000
SHARES	6	Shared Voting Power
BENEFICIALLY
OWNED BY		N/A
EACH	7	Sole Dispositive Power
REPORTING
PERSON		550,000
WITH:	8	Shared Dispositive Power

		-0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person

	550,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐
11	Percent of Class Represented by Amount in Row (9)

	9.9%(1)
12	Type of Reporting Person

	IN

(1) Based on 5,520,000 units outstanding.

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CUSIP No. G25783120

Item 1(a):	Name of Issuer.

CS China Acquisition Corp.

Item 1(b):	Address of Issuer’s Principal Executive Offices.

4100 N.E. Second Avenue, Suite 318
Miami, FL 33137

Item 2(a):	Name of Person Filing.

This statement is filed by Craig Samuels (the “Reporting Person”).

Item 2(b):	Address of Principal Business Office or, if none, Residence.

13990 Rancho Dorado Bend
San Diego, California 92130

Item 2(c):	Citizenship.

The Reporting Person is a citizen of the United States.

Item 2(d):	Title of Class of Securities.

Units, each consisting of one ordinary share, par value $0.0001 per share, and two warrants to purchase one ordinary share.

Item 2(e):	CUSIP Number.

G25783120

Item 3:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4:	Ownership.

Ownership as of August 12, 2008 is incorporated herein by reference from Items (5) - (9) and (11) of the cover page for the Reporting Person.

The percent of class was calculated based on a figure of 5,520,000 units outstanding as of August 12, 2008.

Item 5:	Ownership of Five Percent or Less of a Class.

Not Applicable

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CUSIP No. G25783120

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8:	Identification and Classification of Members of the Group.

Not Applicable

Item 9:	Notice of Dissolution of Group.

Not Applicable

Item 10:	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. G25783120

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2008

By:	/s/ Craig Samuels
Craig Samuels

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